UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _4_)

Acorn Energy, Inc.

_____
(Name of Issuer)

Common Stock, Par Value $.01

_____
(Title of Class of Securities)

004848107

_____
(CUSIP Number)

Austin W. Marxe	*with a copy to*:
527 Madison Avenue, Suite 2600	Allen B. Levithan, Esq.
New York, New York 10022	Lowenstein Sandler PC
	65 Livingston Avenue
	Roseland, New Jersey 07068
	(973) 597-2406

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

_____ Rule 13d-1(b)
__x__ Rule 13d-1(c)
_____ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed
 to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
 1934 ("Act") or otherwise subject to the liabilities of that section of the Act
 but shall be subject to all other provisions of the Act (however, see the Notes).

1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

           Austin W. Marxe and David M. Greenhouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) [ ] Not Applicable
	(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
	Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.Sole Voting Power: 0
Shares Beneficially	8.Shared Voting Power: 725,836*
Owned by	
Each Reporting	9.Sole Dispositive Power: 0
Person With	10.Shared Dispositive Power: 725,836*____

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 725,836*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

---

13.	Percent of Class Represented by Amount in Row (11): 4.2%*

14.	Type of Reporting Person (See Instructions): IA, IN

---

* This is a joint filing by Austin W. Marxe ("Marxe") and David M. Greenhouse ("Greenhouse"). Marxe and Greenhouse share sole voting and investment power over 153,741 shares of Common Stock owned by Special Situations Cayman Fund, L.P., and 572,095 shares of Common Stock owned by Special Situations Fund III QP, L.P. *See* Items 2 and 4 of this Schedule for additional information.

Item 1.   Security and Issuer:
           (a) Acorn Energy, Inc.
           (b) 4 West Rockland Road, Montchanin, Delaware 19170

Item 2. (a) Name of Person Filing:

        The persons filing this report are Austin W. Marxe ("Marxe") and David M. Greenhouse ("Greenhouse"), who are the controlling principals of AWM Investment Company, Inc. ("AWM"), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. ("Cayman"). AWM also serves as the general partner of MGP Advisers Limited Partnership ("MGP"), the general partner of Special Situations Fund III QP, L.P. ("SSFQP"). AWM serves as the investment adviser to SSFQP (SSFQP and Cayman will hereafter be referred to as, the "Funds"). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

        (b) Address of Principal Business Office or, if none, Residence:

        The principal business address for Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, NY 10022.

        (c) Citizenship:

        Austin W. Marxe and David M. Greenhouse are United States citizens.

        (d) Title of Class of Securities: Common Stock
        (e) CUSIP Number: 004848107.

Item 3.   If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether
           the person filing is a: Not Applicable

(a) ( )   Broker or Dealer registered under section 15 of the Act;
(b) ( )   Bank as defined in section 3(a) (6) of the Act;
(c) ( )   Insurance Company as defined in section 3(a) (19) of the Act;
(d) ( )   Investment Company registered under section 8 of the Investment
           Company Act of 1940;
(e) ( )   An Investment Adviser in accordance with $240.13d
           -1(b)(I)(ii)(E);
(f) ( )   An employee benefit plan or endowment fund in accordance with
           $240.13d-1(b)(I)(ii)(F);

(g) ( )   A parent holding company or control person in accordance with
            $240.13d-
            1(b)(1)(ii)(G);
(h) ( )   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance

            Act;
(i) ( )   A church plan that is excluded from the definition of an
            investment company under section 3(c)(14) of the Investment
            Company Act of 1940;
(j) ( )   Group, in accordance with $240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership:

     (a) Amount Beneficially Owned: Messrs. Marxe and Greenhouse
beneficially own a total of 725,836 shares of Common Stock. This amount
includes 153,741 shares of Common Stock owned by Cayman and 572,095 shares of
Common Stock owned by SSFQP.

     (b) Percent of Class: Messrs. Marxe and Greenhouse beneficially own
4.2% of the shares outstanding. Cayman owns 0.9% of the outstanding shares
and SSFQP owns 3.3% of the outstanding shares.

     (c) Number of Shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)   Shared power to vote or to direct the vote: 725,836
          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)   Shared power to dispose or to direct the disposition of:
                 725,836

Item 5. Ownership of Five Percent or Less of a Class: If this statement is
being filed to report the fact that as of the date hereof the reporting person
has ceased to be the beneficial owner of more that five percent of the class
of securities, check the following _X_.

Item 6.Ownership of More than Five Percent on Behalf of Another Person: Not
Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security being Reported on By the Parent Holding Company: Not Applicable.

Item 8. Identification and Classification of Members of the Group: Not
applicable

Item 9. Notices of Dissolution of Group: Not applicable.

Item 10.<u>Certification</u>:

     By signing below I certify that, to the best of my knowledge and belief, the securities
referred to above were acquired and are held in the ordinary course of business and were not
acquired and are not held for the purpose of or with the effect of changing or influencing the
control of the issuer of the securities and were not acquired and are not held in connection with
or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2011

<u>/s/ Austin W. Marxe</u>
AUSTIN W. MARXE

<u>/s/David M Greenhouse</u>
DAVID M. GREENHOUSE

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT

      Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13G to which this agreement is attached is filed on behalf of each of them.

/s/_Austin W. Marxe
Austin W. Marxe

/s/_David M. Greenhouse
David M. Greenhouse